EXHIBIT 95

MINE SAFETY DISCLOSURES

In February 2014, our subsidiary MOR PPM, Inc. received a significant and substantial citation from the Mine Safety and Health Administration ("MSHA") in the course of performing maintenance work at Unimin Corporation's Tunnel City Mine. The total proposed civil penalties assessed by MSHA for the period covered by this quarterly report was $800.